Exhibit 99.68

Akumin Inc.

Condensed Interim Consolidated

Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

Akumin Inc.

Table of Contents

Page
Condensed Interim Consolidated Financial Statements (Unaudited)

Condensed Interim Consolidated Balance Sheets	1

Condensed Interim Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Notes to Condensed Interim Consolidated Financial Statements	5 – 23

Akumin Inc.

Condensed Interim Consolidated Balance Sheets

(Unaudited)

(expressed in US dollars unless otherwise stated)

	March 31,	December 31,
	2020	2019
	$	$
Assets
Current assets
Cash	16,619,615	23,388,916
Accounts receivable (note 5)	91,717,158	82,867,225
Prepaid expenses and other current assets	1,211,455	3,927,949

	109,548,228	110,184,090
Security deposits and other assets	2,371,254	1,967,053
Property and equipment (note 6)	204,780,409	199,624,371
Goodwill	343,896,316	342,221,551
Intangible assets	8,703,309	9,387,169

	669,299,516	663,384,234

Liabilities
Current liabilities
Accounts payable and accrued liabilities	21,308,144	26,262,225
Leases (note 8)	10,777,159	10,940,545
Senior loans payable (note 9)	3,710,796	3,705,952
Earn-out liability (note 7)	4,205,928	7,529,962

	40,002,027	48,438,684
Leases (note 8)	133,241,007	126,159,235
Senior loans payable (note 9)	340,592,281	337,178,150
Derivative financial instruments (note 9)	5,215,883	951,702
Subordinated notes payable – earn-out (note 10)	188,395	184,485
Earn-out liability (note 7)	4,108,676	7,304,105
Deferred tax liability	2,045,984	1,571,664

	525,394,253	521,788,025
Shareholders’ equity
Common shares (note 11)	153,074,655	151,997,555
Warrants (note 11)	734,379	734,379
Contributed surplus	5,664,618	6,149,186
Deficit	(18,651,199)	(20,188,761)

Equity attributable to shareholders of Akumin Inc.	140,822,453	138,692,359
Non-controlling interests	3,082,810	2,903,850

	143,905,263	141,596,209

	669,299,516	663,384,234

Commitments and contingencies (note 12)

Subsequent events (note 16)

Approved by the Board of Directors

(signed) “Riadh Zine”	Director	(signed) “Tom Davies”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(1)

Akumin Inc.

Condensed Interim Consolidated Statements of Net Income (Loss) and

Comprehensive Income (Loss)

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2020	2019
	$	$
Revenue
Service fees – net of allowances and discounts	70,637,401	46,955,226
Other revenue	624,672	595,962

	71,262,073	47,551,188

Expenses
Employee compensation	24,817,590	17,803,022
Reading fees	10,923,737	6,986,767
Rent and utilities	2,712,661	1,891,991
Third-party services and professional fees	6,291,258	3,552,581
Administrative	3,884,360	2,711,322
Medical supplies and other	2,556,856	1,467,205
Depreciation and amortization	8,504,138	6,130,223
Stock-based compensation	592,532	1,017,612
Interest expense	9,825,000	3,469,480
Settlement costs (recoveries)	355,588	(1,216,851)
Acquisition-related costs	219,333	785,682
Financial instruments revaluation and other (gains) losses	(2,018,982)	57,390

	68,664,071	44,656,424

Income before income taxes	2,598,002	2,894,764
Income tax provision	445,097	275,676

Net income and comprehensive income for the period	2,152,905	2,619,088
Non-controlling interests	615,343	449,764

Net income attributable to common shareholders	1,537,562	2,169,324

Net income per share (note 15)
Basic and diluted	0.02	0.03

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(2)

Akumin Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited)

(expressed in US dollars unless otherwise stated)

					Non-
	Common		Contributed		controlling	Total
	shares	Warrants	surplus	Deficit	interest	equity
	$	$	$	$	$	$
Balance – December 31, 2018	123,746,423	1,742,910	5,088,376	(26,640,173)	2,467,200	106,404,736
Net income and comprehensive income	—	—	—	2,169,324	449,764	2,619,088
RSUs and Warrants exercised	694,959	(179,820)	(100,000)	—	—	415,139
Stock-based compensation	—	—	1,017,612	—	—	1,017,612
Payment to non-controlling interests	—	—	—	—	(373,830)	(373,830)

Balance – March 31, 2019	124,441,382	1,563,090	6,005,988	(24,470,849)	2,543,134	110,082,745

Balance – December 31, 2019	151,997,555	734,379	6,149,186	(20,188,761)	2,903,850	141,596,209
Net income and comprehensive income	—	—	—	1,537,562	615,343	2,152,905
RSUs and warrants exercised	1,077,100	—	(1,077,100)	—	—	—
Stock-based compensation expense	—	—	592,532	—	—	592,532
Payment to non-controlling interests	—	—	—	—	(436,383)	(436,383)

Balance – March 31, 2020	153,074,655	734,379	5,664,618	(18,651,199)	3,082,810	143,905,263

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(3)

Akumin Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(expressed in US dollars unless otherwise stated)

	Three-month	Three-month
	period ended	period ended
	March 31,	March 31,
	2020	2019
	$	$
Cash flows provided by (used in)
Operating activities
Net income for the period	2,152,905	2,619,088
Adjustments for
Depreciation and amortization	8,504,138	6,130,223
Stock-based compensation	592,532	1,017,612
Interest expense accretion of debt	743,665	115,731
Deferred income tax expense	474,320	—
Financial instruments revaluation and other (gains) losses	(2,018,982)	57,390
Changes in non-cash working capital
Accounts receivable	(8,849,933)	(6,223,346)
Prepaid expenses, security deposits and other assets	2,719,058	265,147
Accounts payable and accrued liabilities	(4,954,082)	(230,884)

	(636,379)	3,750,961

Investing activities
Property and equipment and intangible assets	(2,556,411)	(2,156,859)
Business acquisitions – net of cash acquired	(3,314,525)	69,575

	(5,870,936)	(2,087,284)

Financing activities
Loan proceeds	3,600,000	—
Loan repayments	(924,690)	(90,081)
Leases – principal payments	(2,500,913)	(2,044,489)
Common shares	—	415,139
Payment to non-controlling interests	(436,383)	(373,830)

	(261,986)	(2,093,261)

Decrease in cash during the period	(6,769,301)	(429,584)
Cash – Beginning of period	23,388,916	19,326,412

Cash – End of period	16,619,615	18,896,828

Supplementary information
Interest expense paid	9,110,606	3,346,927
Income taxes paid	6	(9,597)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.	(4)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

1	Presentation of condensed interim consolidated financial statements and nature of operations

The operations of Akumin Inc. (Akumin or the Company) and its Subsidiaries (defined below) primarily consist of operating outpatient diagnostic imaging centres located in Delaware, Florida, Georgia, Illinois, Kansas, Pennsylvania and Texas. Substantially all of the centres operated by Akumin were obtained through acquisition. Related to its imaging centre operations, Akumin also operates a medical equipment business, SyncMed, LLC (SyncMed), which provides maintenance services to Akumin’s imaging centres in Illinois, Kansas and Texas and a billing and revenue cycle management business, as a division of Akumin’s wholly owned indirect subsidiary, Akumin Corp., which was previously operated by a subsidiary, Rev Flo Inc., which was merged into Akumin Corp. on December 31, 2018.

The services offered by the Company (through the Subsidiaries) include magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, mammography, ultrasound, digital radiography (X-ray), fluoroscopy and other related procedures.

The Company has a diverse mix of payers, including private, managed care capitated and government payers.

The registered and Canadian head office of Akumin is located at 151 Bloor Street West, Suite 603, Toronto, Ontario, M5S 1S4. The United States head office is located at 8300 W. Sunrise Boulevard, Plantation, Florida, 33322. All operating activities are conducted through its wholly owned US subsidiary, Akumin Holdings Corp. and its wholly owned subsidiary, Akumin Corp. Akumin Corp. operates its business directly and through its key wholly owned direct and indirect subsidiaries, which include Akumin Florida Holdings, LLC, formerly known as Tri-State Imaging FL Holdings, LLC (FL Holdings), Akumin Imaging Texas, LLC, formerly known as Preferred Medical Imaging, LLC (PMI), SyncMed, Akumin FL, LLC (Akumin FL), Advanced Diagnostics Group, LLC (ADG), TIC Acquisition Holdings, LLC (TIC) and Akumin Health Illinois, LLC (Akumin IL) (collectively, the Subsidiaries), all of which are located in the United States.

2	Basis of preparation

These condensed interim consolidated financial statements for the three months ended March 31, 2020 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The disclosures contained in these condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (IFRS) for annual financial statements. The condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (IASB). The condensed interim consolidated financial statements are based on accounting policies as described in the December 31, 2019 consolidated financial statements, except for changes to the accounting policies described in note 3.

The condensed interim consolidated financial statements include all of the accounts of the Company and the Subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

On June 3, 2020, the Board of Directors (the Board) authorized the condensed interim consolidated financial statements for issuance.

(5)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

3	Summary of significant accounting policies

These condensed interim consolidated financial statements have been prepared using the significant accounting policies consistent with those applied in the Company’s December 31, 2019 consolidated financial statements, except as described below relating to the amendments to IFRS 3, IAS 1 and IAS 8 which became effective January 1, 2020.

Definition of a Business – Amendments to IFRS 3: The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term ‘outputs’ is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits.

Definition of Material – Amendments to IAS 1 and IAS 8: The IASB has made amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors to use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, and clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.

The adoption of the amendments to these standards did not have a material impact on the interim consolidated financial statements in the current or comparative periods. The Company was not required to make retrospective adjustments as a result of adopting these standards.

(6)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

4	Business combinations

i)

On January 1, 2020, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Coral Springs, Florida, for cash consideration of approximately $2.1 million (Coral Springs Acquisition). In accordance with the transaction agreement, $100,000 of this purchase price (Holdback Fund) has been withheld as security for indemnity obligations until July 1, 2020. This asset acquisition was considered a business combination under IFRS 3. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows:

$
Assets acquired
Current assets
Prepaid expenses	32,961
Non-current assets
Security deposits	368,601
Property and equipment	412,400
Right-of-use property and equipment	2,427,618

3,241,580

Liabilities assumed
Non-current liabilities
Leases	2,427,618

Net assets acquired	813,962
Goodwill	1,274,764

Purchase price	2,088,726

This acquisition was an opportunity for the Company to increase its economies of scale across Florida. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s condensed interim consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $0.7 million and income before tax of approximately $45 thousand to the Company’s consolidated results for the three months ended March 31, 2020.

(7)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

ii)

On January 1, 2020, the Company acquired, through a subsidiary, a single outpatient diagnostic imaging centre in Crystal Lake, Illinois, for cash consideration of approximately $1.2 million (Crystal Lake Acquisition). In accordance with the transaction agreement, $60,000 of this purchase price (Holdback Fund) has been withheld as security for indemnity obligations until July 1, 2020. This asset acquisition was considered a business combination under IFRS 3. The Company has made a preliminary fair value determination of the acquired assets and assumed liabilities as follows:

$
Assets acquired
Non-current assets
Security deposits	5,799
Property and equipment	820,000
Right-of-use property	554,830

1,380,629

Liabilities assumed
Non-current liabilities
Leases	554,830

Net assets acquired	825,799
Goodwill	400,000

Purchase price	1,225,799

This acquisition was an opportunity for the Company to increase its presence in Illinois. The goodwill assessed on acquisition, expected to be deductible for income tax purposes, reflects the Company’s expectation of future benefits from the acquired business and workforce, and potential synergies from cost savings. The results of operations of this acquisition have been included in the Company’s condensed interim consolidated statements of net income (loss) and comprehensive income (loss) from the acquisition date. Since the acquisition date, this acquisition contributed revenue of approximately $0.3 million and income before tax of approximately $88 thousand to the Company’s consolidated results for the three months ended March 31, 2020.

5	Accounts receivable

	March 31,	December 31,
	2020	2019
	$	$
Accounts receivable	116,245,516	99,764,858
Less: Allowance for credit losses	(24,528,358)	(16,897,633)

	91,717,158	82,867,225

The allowance for credit losses includes a provision for credit losses expense for the three months ended March 31, 2020 of $7,630,725 (2019 – $1,956,467).

(8)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

6	Property and equipment and real estate and equipment (right-of-use assets)

Property and equipment

	Furniture				Equipment
	and	Office	Leasehold	Medical	under finance	Computer
	fixtures	equipment	improvements	equipment	leases	equipment	Total
	$	$	$	$	$	$	$
Cost
Balance – December 31, 2018	677,354	188,237	10,081,484	55,559,558	9,662,230	109,326	76,278,189
Additions	403,232	3,123	3,337,565	8,560,670	4,722,252	71,915	17,098,757
Business acquisitions	7,650	23,252	3,974,790	13,722,000	587,434	13,529	18,328,655
Disposals	—	—	—	(2,176,457)	—	—	(2,176,457)

Balance – December 31, 2019	1,088,236	214,612	17,393,839	75,665,771	14,971,916	194,770	109,529,144
Additions	54,072	10,500	104,292	2,459,709	2,970,188	46,149	5,644,910
Business acquisitions	—	—	—	1,232,400	—	—	1,232,400
Disposals	(9,543)	(16,220)	(5,963)	(334,394)	(333,334)	—	(699,454)

Balance – March 31, 2020	1,132,765	208,892	17,492,168	79,023,486	17,608,770	240,919	115,707,000

Accumulated depreciation
Balance – December 31, 2018	176,818	117,287	1,815,737	15,059,057	3,479,107	62,595	20,710,601
Depreciation	100,866	33,790	1,342,980	10,811,469	1,654,528	28,471	13,972,104
Disposals	—	—	—	(1,146,451)	—	—	(1,146,451)

Balance – December 31, 2019	277,684	151,077	3,158,717	24,724,075	5,133,635	91,066	33,536,254
Depreciation	33,074	9,039	414,262	3,162,118	667,017	11,913	4,297,423
Disposals	(1,541)	(3,039)	(398)	(124,481)	(203,938)	—	(333,397)

Balance – March 31, 2020	309,217	157,077	3,572,581	27,761,712	5,596,714	102,979	37,500,280

Net book value
December 31, 2018	500,536	70,950	8,265,747	40,500,501	6,183,123	46,731	55,567,588
December 31, 2019	810,552	63,535	14,235,122	50,941,696	9,838,281	103,704	75,992,890
March 31, 2020	823,548	51,815	13,919,587	51,261,774	12,012,056	137,940	78,206,720

(9)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

Depreciation expense for the three months ended March 31, 2020 was $4,297,423 (2019 – $2,877,374). During the three months ended March 31, 2020, the Company had net disposals of $366,057 (2019 – $98,162).

Real estate and equipment (right-of-use assets)

	Equipment	Real estate	Total
	$	$	$
Cost
Balance – December 31, 2019	4,301,981	131,363,021	135,665,002
Additions	31,288	3,880,409	3,911,697
Business acquisitions	28,137	2,954,311	2,982,448
Disposals	(136,831)	(557,858)	(694,689)

Balance – March 31, 2020	4,224,575	137,639,883	141,864,458

Accumulated depreciation
Balance – December 31, 2019	1,055,984	10,977,537	12,033,521
Depreciation	335,395	3,182,047	3,517,442
Disposals	(136,831)	(123,363)	(260,194)

Balance – March 31, 2020	1,254,548	14,036,221	15,290,769

Net book value
December 31, 2019	3,245,997	120,385,484	123,631,481

March 31, 2020	2,970,027	123,603,662	126,573,689

Depreciation expense for the three months ended March 31, 2020 was $3,517,442 (2019 – $2,996,495). During the three months ended March 31, 2020, the Company had net disposals of $434,495 (2019 – $nil).

7	Earn-out liability (ADG Acquisition)

	March 31,	December 31,
	2020	2019
	$	$
ADG Acquisition – earn-out	8,314,604	14,834,067
Less: Current portion of ADG Acquisition – earn-out	(4,205,928)	(7,529,962)

Non-current portion of ADG Acquisition – earn-out	4,108,676	7,304,105

A portion of the purchase price payable in respect of the ADG Acquisitions in 2019, specifically for SFL Radiology Holdings, LLC, is subject to an earn-out (the ADG Acquisition – earn-out liability) based on its annualized revenues earned in the first two quarters of 2020 less certain costs including certain operating expenses, capital expenditures and incremental working capital. In accordance with the purchase agreement, 50% of this liability is expected to be settled in the latter half of 2020 and the balance in the first half of 2021.

The value of the ADG Acquisition – earn-out liability has been estimated by management using a probability weighted valuation technique; changes in the fair value of this liability are recognized in the consolidated statements of net income (loss) and comprehensive income (loss). Management estimated the fair value of the ADG Acquisition – earn-out liability as at May 31, 2019 at approximately $15 million based on a discount rate of approximately 7% and management’s estimated probability weighted range of the ADG Acquisition – earn-out

(10)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

liability (it is considered a Level 3 liability as described in note 14). The ADG Acquisition – earn-out liability was revalued at approximately $8 million as at March 31, 2020 based on a discount rate of approximately 5% and management’s estimated probability weighted range of the ADG Acquisition – earn-out liability and the change in fair value was recognized in financial instruments revaluation in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). As at March 31, 2020, the range of estimated undiscounted ADG Acquisition – earn-out liability is between approximately $6 million and $15 million.

8	Lease liabilities

Finance

As at March 31, 2020, the Company’s finance lease liabilities were $10,972,790 (December 31, 2019 – $8,415,404). Of these obligations, the liabilities due within one year were $2,195,129. Interest expense accrued and paid during the three months ended March 31, 2020 was $129,241 (2019 – $60,263) and lease payments were $423,028 (2019 – $201,870).

Other

As at March 31, 2020, the Company’s other lease liabilities were $133,045,376 (December 31, 2019 – $128,684,376). Of these obligations, the liabilities due within one year are $8,582,030. Interest expense accrued and paid during the three months ended March 31, 2020 was $2,413,303 (2019 – $1,594,019) and lease payments were $2,077,885 (2019 – $1,842,619).

9	Senior loans payable

The May 2019 Loans and Wesley Chapel Loan are collectively referred to as the Senior Loans.

May 2019 Loans

On May 31, 2019, the Company amended its previous credit agreement dated August 15, 2018 (such amended credit agreement, the May 2019 Credit Agreement) whereby it increased the size of its credit facilities and increased the number of syndicated lenders from five to nine financial institutions. Under the terms of the May 2019 Credit Agreement, the Company received a term loan A and term loan B (Term Loan A, Term Loan B and collectively, Term Loans) of $66,000,000 and $266,000,000, respectively (face value) and a revolving credit facility of $50,000,000, of which $3,300,000 was utilized as at May 31, 2019 (the May 2019 Revolving Facility, and together with the Term Loans, the May 2019 Loans). $16 million of the Term Loan A was subject to a delayed draw, which was drawn (in addition to approximately $1.3 million under the May 2019 Revolving Facility) by the Company in October 2019 to partly finance the West Palm Beach Acquisition. The term of the May 2019 Loans is five years. The May 2019 Loans can be increased by an additional $100,000,000 subject to certain conditions. The proceeds of the Term Loans were used during 2019 to settle the Syndicated Loans for $112,482,181, the principal outstanding under Subordinated Note and related accrued and unpaid interest for $1,596,250, partly finance the ADG Acquisitions and Deltona Acquisition in May 2019 and pay related debt issuance costs. On May 31, 2019, management determined the fair value of the May 2019 Loans to be their face value of $319,300,000 net of debt issuance costs of approximately $14.8 million. The fair value of the May 2019 Loans was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14).

(11)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

In August 2019, the Company used $11 million from the May 2019 Revolving Facility to finance the El Paso Acquisition and in December 2019, the Company used $3.2 million from the May 2019 Revolving Facility to finance two small acquisitions undertaken in January 2020 in Florida and Illinois (note 4). As at March 31, 2020, this credit facility had a balance of approximately, $25.7 million.

	March 31,	December 31,
	2020	2019
	$	$
Term Loan A and May 2019 Revolving Facility	91,259,000	87,824,000
Term Loan B	251,686,863	251,612,775
Less: Current portion	(3,320,000)	(3,320,000)

	339,625,863	336,116,775

Subject to the provisions described below, the minimum annual principal payments with respect to the May 2019 Loans (face value) are as follows.

a)	Term Loan A and May 2019 Revolving Facility

$
April 1, 2020 to December 31, 2020	495,000
2021	1,980,000
2022	3,795,000
2023	4,290,000
2024	80,699,000

91,259,000

b)	Term Loan B

$
April 1, 2020 to December 31, 2020	1,995,000
2021	2,660,000
2022	2,660,000
2023	2,660,000
2024	254,030,000

264,005,000

Effective November 14, 2018, the Company entered into a derivative financial instrument contract with a financial institution in order to mitigate interest rate risk under the variable interest rate Syndicated Loans (which were settled in 2019). The derivative financial instrument is an interest rate cap rate of 3.75% (LIBOR) per annum on a notional amount of 50% of the face value of the Syndicated Term Loan ($50,000,000 as at November 14, 2018). The termination date of this arrangement is August 31, 2021. The cost of this derivative financial instrument was $155,000. The Company has not designated this interest rate cap agreement as a cash flow hedge for accounting purposes. The fair value of this derivative as determined by the financial institution as at March 31, 2020 represented an asset to the Company of $nil.

(12)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

In addition, effective July 31, 2019, the Company entered into a derivative financial instrument, an interest rate collar contract (further amended in November 2019 and February 2020), with a financial institution in order to mitigate interest rate risk under the variable interest rate Term Loans. This derivative financial instrument has an underlying notional amount of 100% of the face value of Term Loan B ($266,000,000 as at July 31, 2019) and a termination date of July 31, 2022 with (i) a cap rate of 3.00% (LIBOR) per annum, and (ii) a floor rate of 1.1475% (LIBOR) per annum. There was no upfront cost of this derivative financial instrument. The Company has not designated this interest rate cap agreement as a cash flow hedge for accounting purposes. The fair value of this derivative as determined by the financial institution as at March 31, 2020 represented a liability to the Company of $5,215,883.

Changes in the fair value of these derivatives are recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss).

The May 2019 Credit Agreement provides for the following (capitalized terms used below in this note and not defined elsewhere in these notes have the respective meanings given to them in the May 2019 Credit Agreement):

•	Interest

The interest rates payable on the May 2019 Loans are as follows: (i) each Eurodollar Rate Loan shall bear interest on the outstanding principal amount at one-month LIBOR plus Applicable Rate; and (ii) each Base Rate Loan shall bear interest on the outstanding principal amount at the Base Rate (the highest of (a) the Federal Funds Rate plus 0.5%, (b) the prime rate and (c) Eurodollar Rate plus 1.0%) plus Applicable Rate. All advances under the May 2019 Loans are currently classified as Eurodollar Rate Loans. The annualized interest rate paid under the May 2019 Credit Agreement as at March 31, 2020 was approximately 7.4% per annum (March 31, 2019 – nil%). With respect to interest rate sensitivity as at March 31, 2020, a 1% increase in variable interest rates would have increased interest expense for the three-month period ended March 31, 2020 by approximately $0.9 million (2019 – $nil).

•	Payments

The minimum principal payment schedule for the May 2019 Loans is noted herein.

•	Termination

The termination date of the May 2019 Loans is the earliest of (i) May 31, 2024 and (ii) the date on which the obligations become due and payable pursuant to the May 2019 Credit Agreement.

•	Restrictive covenants

In addition to certain covenants, the May 2019 Credit Agreement places limits on the Company’s ability to declare dividends or redeem or repurchase capital stock (including options or warrants), prepay, redeem or purchase debt, incur liens and engage in sale-leaseback transactions, make loans and investments, incur additional indebtedness, amend or otherwise alter debt and other material agreements, engage in mergers, acquisitions, capital expenditures and asset sales, enter into transactions with affiliates and alter the business the Company and the Subsidiaries currently conduct.

(13)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

•	Financial covenants

The May 2019 Credit Agreement contains financial covenants including certain leverage ratios and a limit on annual capital expenditures.

The Company is in compliance with the financial covenants and has no events of default under the May 2019 Credit Agreement as at March 31, 2020.

•	Events of default

In addition to the above noted financial covenants, events of default under the May 2019 Credit Agreement include, among others, failure to pay principal of or interest on any May 2019 Loans when due, failure to pay any fee or other amount due within two days after the same comes due, failure of any loan party to comply with any covenants or agreements in the loan documents (subject to applicable grace periods and/or notice requirements), a representation or warranty contained in the loan documents is incorrect or misleading when made, events of bankruptcy and a change of control. The occurrence of an event of default would permit the lenders under the May 2019 Credit Agreement to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

•	Security

The Company has, subject to limited exceptions, granted general security over all assets of the Company and the Subsidiaries in connection with the May 2019 Loans.

Wesley Chapel Loan

As part of the Rose Acquisition in 2018, the Company, through a subsidiary, assumed a senior secured loan (Wesley Chapel Loan) of $2,000,000 (face value) as of August 15, 2018 to finance the purchase of equipment and related development for a new clinic location around Tampa Bay, Florida. It has an annual interest rate of 5.0%, matures on August 15, 2023 and has monthly repayments of $37,742. The Wesley Chapel Loan was recognized at fair value of $1,908,456 on August 15, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14).

(14)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

	March 31,	December 31,
	2020	2019
	$	$
Wesley Chapel Loan	1,357,215	1,447,327
Less: Current portion	(390,796)	(385,952)

	966,419	1,061,375

Subject to the provisions described below, the minimum annual principal payments with respect to the Wesley Chapel Loan (face value) are as follows:

$
April 1, 2020 to March 31, 2020	291,262
2021	405,698
2022	426,454
2023	296,356

1,419,770

The Wesley Chapel Loan provides for the following terms:

•	Interest

5.0%.

•	Payments

Monthly payments (principal and interest) of $37,742. The minimum principal payment schedule for the Wesley Chapel Loan is noted herein.

•	Termination

August 15, 2023.

•	Restrictive covenants

In addition to certain covenants, the Wesley Chapel Loan limits the Company’s ability to dispose of the assets of Akumin Corp., which is the guarantor to the Wesley Chapel Loan.

•	Financial covenants

None.

•	Events of default

Events of default under the Wesley Chapel Loan include, among others, failure to repay the Wesley Chapel Loan in full at maturity, or to pay any other sum due hereunder within ten days of the date when the payment is due, events of insolvency or disposition of all or substantially all of the assets related to the Rose Acquisition. The occurrence of an event of default would permit the lender to declare all amounts borrowed, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

(15)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

The Company has no events of default under the Wesley Chapel Loan as at March 31, 2020.

•	Security

The Company has granted first security interest to the lender over the equipment and leasehold improvements acquired using the proceeds of the Wesley Chapel Loan.

10	Subordinated notes payable – earn-out

	March 31,	December 31,
	2020	2019
	$	$
Subordinated note – earn-out	188,395	184,485

As part of the Tampa Acquisition, Akumin FL entered into a subordinated 6% note and security agreement with the seller’s secured lender on May 11, 2018 (the Subordinated Note and Subordinated Note Lender, respectively) with a face value of $1,500,000 and a term of four years. The Subordinated Note was recognized at fair value of $1,490,932 on May 11, 2018 using an effective interest rate. The fair value was determined based on management’s estimation of assumptions that market participants would use in pricing similar liabilities (it is considered a Level 3 liability as described in note 14).

In accordance with the terms of the Subordinated Note, the Company used part of the proceeds of the Term Loans to settle the principal outstanding under the Subordinated Note on May 31, 2019, together with accrued and unpaid interest, for $1,596,250 (face value of $1,500,000 and accrued interest of $96,250). The Company also recorded a fair value loss of $6,830 on the extinguishment of the Subordinated Note, which was reflected in the 2019 consolidated statements of net income (loss) and comprehensive income (loss).

According to the Subordinated Note, the Company is subject to an earn-out liability (Subordinated Note – Earn-out) of up to $4.0 million during the three-calendar year period beginning on January 1, 2019 and ending on December 31, 2021 (the Subordinated Note – Earn-out Period), subject to the satisfaction of certain revenue-based milestones, as follows:

a)

The Subordinated Note – Earn-out for any given calendar year during the Subordinated Note – Earn-out Period shall be equal to 50% of any positive difference calculated by subtracting the Base Revenue ($16,000,000) for such calendar year from the Subordinated Note – Earn-out Revenue (defined below) for such calendar year.

b)

The Subordinated Note – Earn-out Revenue for any calendar year during the Subordinated Note – Earn-out Period shall be the gross revenue generated by the centres related to the Tampa Acquisition during such calendar year.

(16)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

c)

If Subordinated Note – Earn-out Revenue for any calendar year of the Subordinated Note – Earn-out Period is less than or equal to $16,000,000, no Subordinated Note – Earn-out shall be payable for such calendar year.

d)	The maximum aggregate amount of the Subordinated Note – Earn-out that may be earned over the Subordinated Note – Earn-out Period is $4,000,000.

The value of Subordinated Note – Earn-out has been estimated by management using a probability-weighted valuation technique; changes in the fair value of this liability are recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). Management estimated the fair value of Subordinated Note – Earn-out as at May 11, 2018 of $160,790 based on a discount rate of 8.75% and management’s estimated probability-weighted range of Subordinated Note – Earn-out Revenue during the Subordinated Note – Earn-out Period (it is considered a Level 3 liability as described in note 14). The Subordinated Note – Earn-out was revalued at $188,395 as at March 31, 2020 based on a discount rate of 8.75% and management’s estimated probability-weighted range of Subordinated Note – Earn-out Revenue during the Subordinated Note – Earn-out Period and the change in fair value was recognized in financial instruments revaluation in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss). As at March 31, 2020, the range of estimated undiscounted Subordinated Note – Earn-out payable is between $nil and $218,183.

Payments and termination

Under the Subordinated Note agreement, prior to May 11, 2022 (the Maturity Date), the Company may repay, without penalty, all or any portion of the Subordinated Note – Earn-out, and accrued but unpaid interest.

Restrictive covenants

The Subordinated Note agreement places certain limits on Akumin FL’s ability to declare dividends or other distributions, incur liens or indebtedness, make investments, undertake mergers or reorganizations or dispose of assets outside the ordinary course of business.

Financial covenants

None.

Events of default

Events of default under the Subordinated Note agreement include failure to pay any Subordinated Note – Earn-out, once earned, together with interest when due, defaults in complying with terms of the Subordinated Note agreement, and the occurrence of bankruptcy events relating to Akumin FL. The occurrence of an event of default would permit the Subordinated Note Lender to declare any Subordinated Note – Earn-out, once earned, together with accrued interest and fees, to be immediately due and payable and to exercise other default remedies.

Security

The Company has granted a security interest over all assets of Akumin FL as security for its obligations under the Subordinated Note. The Subordinated Note – Earn-out is subordinate to the intercompany loan from the Company to Akumin FL.

The Company is in compliance with the terms of the Subordinated Note agreement as at March 31, 2020.

(17)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

11	Capital stock and warrants

The authorized share capital of the Company consists of an unlimited number of voting common shares, with no par value.

	Common shares		Warrants		RSUs		Total
	Number	Amount	Number	Amount	Number	Amount	Number	Amount
		$		$		$		$
December 31, 2018	62,371,275	123,746,423	1,249,512	1,742,910	1,120,656	2,671,147	64,741,443	128,160,480
Issuance (i)	6,250,000	23,437,500	—	—	—	1,559,418	6,250,000	24,996,918
RSUs and warrants exercised	1,219,653	4,813,632	(436,497)	(569,733)	(783,156)	(2,932,753)	—	1,311,146
Warrants expired	—	—	(288,015)	(438,798)	—	—	(288,015)	(438,798)

December 31, 2019	69,840,928	151,997,555	525,000	734,379	337,500	1,297,812	70,703,428	154,029,746
Issuance (i)	—	—	—	—	—	14,138	—	14,138
RSUs and warrants exercised	285,000	1,077,100	—	—	(285,000)	(1,077,100)	—	—

March 31, 2020	70,125,928	153,074,655	525,000	734,379	52,500	234,850	70,703,428	154,043,884

(i)	RSU issuance amount includes stock-based compensation and costs related to RSUs during the period of the condensed interim consolidated financial statements.

(18)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

a)	During the three months ended March 31, 2019, the following equity issuances occurred at the Company:

i)

During March 2017, the Company issued 300,825 warrants to purchase common shares on a 1:1 basis at an exercise price of $2.30 per common share. These warrants were scheduled to expire on March 10 and 17, 2019. During the three months ended September 30, 2018, 120,330 of these warrants were exercised into common shares. The remaining 180,495 warrants were exercised into common shares prior to expiry during the three months ended March 31, 2019.

ii)

The Board had granted 315,000 RSUs to certain employees of the Company between January 1 and March 12, 2018. Fifty percent of these RSUs vested between January 1 and March 12, 2019 in accordance with the terms of the RSU Plan and 25,000 of these vested RSUs were settled for common shares prior to March 31, 2019.

b)	During the three months ended March 31, 2020, the following equity issuances occurred at the Company:

i)

As at December 31, 2019, the Company had 337,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020. 285,000 of these RSUs were settled for common shares on March 12, 2020 in accordance with the terms of the RSU Plan. As at March 31, 2020, the Company had 52,500 RSUs outstanding.

The stock-based compensation related to RSUs, recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss) for the three months ended March 31, 2020 was $14,138 (2019 – $469,807).

The stock-based compensation related to stock options, recognized in the condensed interim consolidated statements of net income (loss) and comprehensive income (loss) for the three months ended March 31, 2020, was $578,394 (2019 – $547,806).

12	Commitments and contingencies

The Company is party to various legal proceedings, claims, and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business. With respect to these matters, the management evaluates the developments on a regular basis and accrues a liability when it believes a loss is probable and the amount can be reasonably estimated. We believe that the amount or any estimable range of reasonably possible or probable loss will not, either individually or in the aggregate, have a material adverse effect on our business and consolidated financial statements. However, the outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against the Company for amounts in excess of management’s expectations, our results of operations and financial condition, including in a particular reporting period in which any such outcome becomes probable and estimable, could be materially adversely affected.

During Q1 2020 a pandemic relating to a novel coronavirus known as COVID-19 occurred causing significant financial market disruption and social dislocation. The pandemic is dynamic with various cities, counties, states and countries around the world responding in different ways to address and contain the outbreak, including the declaration of a global pandemic by the World Health Organization, a National State of Emergency in the United States and state and local executive orders and ordinances forcing the closure of non essential businesses and persons not employed in or using essential services to “stay at home” or “shelter in place”. At this stage, we have no certainty as to how long the pandemic, or a more limited epidemic, will last, what regions will be most effected or to what extent containment measures will be applied.

(19)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

Imaging centers are healthcare facilities and as such are generally considered an essential service and expected to continue to operate during any epidemic or pandemic. However, there is potential that actions taken by government, or individual actions, in response to containment or avoidance of this coronavirus could impact a patient’s ability or decision to seek imaging services at a given time which could have a significant impact on volume at our imaging centers leading to temporary or prolonged staff layoffs, reduced hours, closures and other cost containment efforts. Further, there is potential that certain services which are not urgent and can be deferred without significant harm to a patient’s health may be delayed, either by the Company in response to local laws or good public health practice or voluntarily by the patient. In addition, there is potential that the outbreak of the coronavirus could impact supply chains, including the Company’s supply of personal protective equipment, and lead to personnel shortages, each of which could impact the ability of the Company to safely perform imaging services. It is also possible that social distancing efforts and sanitization and decontamination procedures could cause delays in the performance of imaging services. Depending on the severity and duration of the COVID-19 pandemic, there is potential for the Company to incur incremental credit losses beyond what is currently expected and potential reduction in revenue and income and asset impairments.

13	Segmented financial information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. The Company has one reportable segment, which is outpatient diagnostic imaging services.

14	Risk management arising from financial instruments

The carrying value of cash, accounts receivable, accounts payable and accrued liabilities and leases approximates their fair value given their short-term nature.

The carrying value of the non-current portion of leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the condensed interim consolidated balance sheets and the normalized expected market rates of interest is insignificant. The estimated fair values of other non-current liabilities were as follows:

	March 31,	December 31,
	2020	2019
	$	$
May 2019 loans payable	371,859,800	360,596,500
Wesley Chapel Loan payable	1,410,700	1,483,830
Subordinated notes – earn-out	188,395	184,485
ADG Acquisition – earn-out	8,314,604	14,834,067
Derivative financial instruments	5,215,883	951,105

	386,989,382	378,049,987

(20)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

Financial instruments recorded at fair value on the condensed interim consolidated balance sheets are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability; either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The May 2019 Loans, Wesley Chapel Loan, Subordinated Notes – Earn-out and ADG Acquisition – Earn-out were measured at fair value under the Level 3 category on recognition. The Subordinated Notes – Earn-out and ADG Acquisition – Earn-out are subsequently remeasured at fair value under the Level 3 category.

There were no transfers between levels during the three months ended March 31, 2020 and the twelve months ended December 31, 2019.

Financial instruments are classified into one of the following categories: amortized cost, fair value through profit or loss and fair value through other comprehensive income.

The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	March 31,	December 31,
	2020	2019
	$	$
Cash	16,619,615	23,388,916
Accounts receivable	91,717,158	82,867,225

Financial assets measured at amortized cost	108,336,773	106,256,141

Accounts payable and accrued liabilities	21,308,144	26,262,225
Short-term portion of senior loans payable	3,710,796	3,705,952
Short-term portion of leases	10,777,159	10,940,545
Long-term portion of senior loans payable	340,592,281	337,178,150
Long-term portion of leases	133,241,007	126,159,235

Financial liabilities measured at amortized cost	509,629,387	504,246,107

Subordinated notes – earn-out	188,395	184,485
ADG Acquisition – earn-out	8,314,604	14,834,067
Derivative financial instruments	5,215,883	951,105

Measured at fair value through profit or loss	13,718,882	15,969,657

(21)

Akumin Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

March 31, 2020

(expressed in US dollars unless otherwise stated)

15	Basic and diluted income per share

	Three - month	Three - month
	period ended	period ended
	March 31,	March 31,
	2020	2019
	$	$
Net income attributable to common shareholders	1,537,562	2,169,324

Weighted average common shares outstanding
Basic	69,903,565	62,422,856
Diluted	71,649,321	64,240,457
Income per share
Basic and diluted	0.02	0.03

16	Subsequent events

i)

As at March 31, 2020, the Company had 52,500 RSUs outstanding. All of these RSUs vested between January 1, 2020 and March 12, 2020. 10,000 of these RSUs were settled for common shares on April 22, 2020 in accordance with the terms of the RSU Plan.

ii)

During May 2018, the Company had issued 525,000 warrants to purchase common shares on a 1:1 basis at an exercise price of $4.00 per common share. These warrants were not exercised into common shares and expired on May 2, 2020.

iii)

During April 2020, the Company received approximately $1 million under the first appropriation made by Health and Human Services (HHS) to Medicare providers pursuant to the CARES Act. Additional grants may be available to the Company through subsequent appropriations under this program. Further, the Company received approximately $3 million of accelerated Medicare payments under the expanded Accelerated and Advance Payments Program from Centers for Medicare & Medicaid Service (CMS). These payments are required to be repaid beginning 120 days after their receipt in April through the adjudication of Medicare claims over a future period.

iv)

The credit agreement related to the May 2019 Loans was amended on June 2, 2020. Pursuant to this amendment, Akumin’s revolving credit facility has been increased from $50 million to $69 million. Any draw on the revolving credit facility above a principal amount of $50 million will require consent of lenders holding two-thirds of the outstanding principal of Term Loan B facility and lenders holding two-thirds of the outstanding principal of the other senior credit facilities.    As at the time of the amendment, the Company had approximately $28.4 million drawn on its revolving credit facility.

In addition, among other things, the amendment will adjust Akumin’s leverage and fixed charge ratios for the next four quarters providing the Company with greater flexibility in its financial ratio covenants. While no prepayment is required, if a prepayment is made on the Term Loan B facility, an additional payment equal to 2% of the amount prepaid will need to be paid at the time of prepayment within the next 12 months and equal to 1% of the amount prepaid within the subsequent 12 months.

(22)